[DAVIS POLK & WARDWELL LETTERHEAD]

July 3, 2007

Re:	Millea Holdings, Inc. Form 20-F for the Fiscal Year Ended March 31, 2006 Filed September 27, 2006 (File No. 0-31376) (the “2006 Form 20-F”)

Ms. Christine Allen

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Allen:

Millea Holdings, Inc. (the “Company”) has received and hereby acknowledges verbal comments of the Staff of the Securities and Exchange Commission (the “Staff”) provided to a representative of this firm by a Staff Accountant on June 26, 2007 (the “Supplemental Verbal Comments”). The Supplemental Verbal Comments were provided in respect of (x) comments contained in a Staff letter dated March 22, 2007 (the “Comment Letter”) regarding the Company’s 2006 Form 20-F and (y) the Company’s response thereto submitted to the Staff on May 2, 2007. The Supplemental Verbal Comments request additional disclosure and clarifications.

The Company is working expeditiously to respond to the Verbal Comments. However, in order to fully address certain of the Verbal Comments, the Company respectfully requests an extension of time to respond. The Company currently anticipates submitting to the Staff a response to the Comment Letter and Supplemental Verbal Comments on or about July 31, 2007.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to contact Mr. Katsumi Suetsugu of the Company (Tel: 011-81-3-6212-3597; Fax: 011-81-3-6212-3712) with any concerns you may have regarding the Company’s proposed timetable described above. Alternatively, please feel free to contact me at your convenience (Tel: 011-81-3-5561-4566; Fax: 011-81-3-5561-4425).

Very truly yours,

/s/ Eugene C. Gregor
Eugene C. Gregor

cc:	Mr. Katsumi Suetsugu

Via EDGAR SUBMISSION and COURIER